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3/16/2004

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SECURIT... ...OMMISSION
...ngton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34261

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Excel Securities + Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Winton Road South, BLDG 4, Suite 301
(No. and Street)

Rochester (City) New York (State) 14618 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Lanzisera, President (585) 424-1234
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Riedl, Ernst, J.
(Name – *if individual, state last, first, middle name*)

331 East Avenue (Address) Macedon (City) New York (State) 14502 (Zip Code)

FEB 25 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ernst J. Riedl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Excel Securities & Associates, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Ernst J. Riedl
Signature

CPA
Title

Dianne L. Murphy
Notary Public

DIANNE L. MURPHY
Notary Public in the State of New York
ONTARIO COUNTY
Commission Expires 5-4-07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EXCEL SECURITIES & ASSOCIATES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

SEC MAIL
FEB 25 2004
WASH. D.C.

EXCEL SECURITIES & ASSOCIATES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2003

TABLE OF CONTENTS

ERNST J. RIEDL CPA
331 EAST AVENUE
MACEDON NY 14502

Telephone 315-986-4555
Fax 315-986-2994

INDEPENDENT AUDITOR'S REPORT

Excel Securities & Associates, Inc.
2000 Winton Rd South
Building 4 Suite 301
Rochester, New York 14618

I have audited the accompanying statements of financial condition of Excel Securities & Associates, Inc. as of December 31, 2003 and 2002 and the related statements of income, cash flows and changes in equity capital for the years then ended. These financial statements are the responsibility of the firm's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Excel Securities & Associates, Inc. as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

February 11, 2004

Ernst J Riedl

EXHIBIT A

EXCEL SECURITIES & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
Current Assets:		
Cash	$ 423,100	$ 69,694
Receivables from Brokers and Dealers:		
Others	1,500	16,640
Total Current Assets	424,600	86,334
Securities Owned (At Market Value):		
Exempted Marketable Securities	68,761	54,642
Exempted Not Marketable Securities	19,400	19,400
Total Securities Owned	88,161	74,042
Property, Furniture and Equipment:		
Furniture and Office Equipment	115,379	113,001
Less, Accumulated Depreciation	103,335	96,244
Net	12,044	16,757
Other Assets:		
Rent Deposit	1,686	1,680
Prepaid Expenses	4,928	4,893
Shareholder Loan	22,500	0
Deferred Tax Assets	6,370	23,934
Total Other Assets	35,484	30,507
Total	$ 560,289	$ 207,640
LIABILITIES AND EQUITY CAPITAL		
Current Liabilities:		
Accounts Payable and Accrued Expenses	$ 42,685	$ 24,281
Amounts due on Bond Trading Accounts	331,144	0
Total Current Liabilities	373,829	24,281
Deferred Income	13,889	22,222
Equity Capital	172,571	161,137
Total	$ 560,289	$ 207,640

The accompanying notes to the financial statements are an integral part of these statements.

EXCEL SECURITIES & ASSOCIATES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Revenue:		
Commissions on Transactions in Exchange Listed Equity Securities Executed On An Exchange	$ 171,177	$ 143,237
Commissions on Listed Option Transactions	21,347	23,342
All Other Securities Commissions	132,097	91,497
Total Securities Commissions	324,621	258,076
Revenue from Bond Trading Accounts (Note 9)	2,782,210	163,518
Gain or (Loss) on Firm Securities Investment Accounts	13,435	(4,116)
Revenue From Sale of Investment Company Shares	328,994	310,740
Reimbursement of Expenses (Note 9)	113,301	0
Other	7,643	4,108
Total	$ 3,570,204	$ 732,326
Expenses:		
Officer's Salary	78,000	28,500
Other Employee Compensation and Benefits	331,147	306,525
Disbusrements on Bond Trading Accounts (Note 9)	2,713,585	130,019
Commissions Paid to Other Broker Dealers	104,817	58,816
Interest Expense	1,458	629
Regulatory Fees and Expenses	14,759	10,100
Other Expenses	311,895	256,288
Total	$ 3,555,661	$ 790,877
Net Income (Loss) Before Income Tax (Benefit)	14,543	(58,551)
Income Tax (Benefit)	3,109	(13,855)
Net Income (Loss)	$ 11,434	$ (44,696)

The accompanying notes to the financial statements are an integral part of these statements.

EXCEL SECURITIES & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Cash Flows From Operating Activities:		
Net Income (Loss)	$ 11,434	$ (44,696)
Non-Cash Expenses:		
Depreciation and Amortization	7,091	9,545
Market Adjustment in Securities Owned	(13,955)	4,116
Increase or (Decrease) in Cash Resulting from Changes in the following Operational Assets and Liabilities:		
Accounts Receivable	15,140	33,542
Deposits and Prepayments	17,523	(12,083)
Accounts Payable and Accrued Expenses	18,404	(14,164)
Amounts Due on Bond Trading Accounts (Note 9)	331,144	0
Deferred Income (Net)	(8,333)	22,222
Total	378,448	(1,518)
Cash Flows From Investing Activities:		
Sales or (Purchases) of Securities	(164)	(19,707)
Purchase of Equipment	(2,378)	(3,818)
Total	(2,542)	(23,525)
Cash Flows From Financing Activities:		
Additional Paid in Capital	0	51,500
Loans to Shareholder	(22,500)	0
Total	(22,500)	51,500
Increase in Cash	353,406	26,457
Cash Balance - Beginning of Year	69,694	43,237
Cash Balance - End of Year	$ 423,100	$ 69,694
Supplementary Information:		
Interest Paid	$ 1,458	$ 629
Income Taxes Paid (Refunded)	$ (7,566)	$ (5,203)

The accompanying notes to the financial statements are an integral part of these statements.

EXCEL SECURITIES & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN EQUITY CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

		2002		2002
Beginning Balance	$	161,137	$	154,333
Additions:				
Net Income (Loss) for Period		11,434		(44,696)
Additional Paid in Capital		0		51,500
Total		172,571		161,137
Deductions:				
None		0		0
Ending Balance - Equity Capital	$	172,571	$	161,137

The accompanying notes to the financial statements are an integral part of these statements.

EXCEL SECURITIES & ASSOCIATES, INC.

Notes to the Financial Statements

1. SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION

Excel Securities (the firm or Excel) was formed as a sole proprietorship by Mr. Joseph Lanzisera in November 1985. In January 1998 the business was incorporated as Excel Securities & Associates, Inc.

The following is a brief description of the accounting policies employed by Excel Securities & Associates, Inc.

The financial statements and books are kept on the accrual basis of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue is derived from commissions received from security transactions made on behalf of customers with security firms and various mutual funds. Excel does not carry customer's accounts, nor holds securities for customers. In 2003 and 2002 Excel also had revenue from another office engaged in bond trading activities.

The firm's furniture and office equipment is stated at cost less accumulated depreciation. Depreciation is computed by accelerated rates allowed for income tax purposes except that the firm does not use the first year write offs (Section 179) for financial reporting.

The firm's Investments in marketable securities are carried at market values. For income tax purposes gains and losses from the sale of these securities are calculated using the cost basis.

Deferred taxes or tax benefits are provided on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes.

2. CASH

The cash balances are held in one commercial bank and in interest bearing accounts with one security firm which includes a required reserve of $25,000.

3. SECURITIES OWNED

Securities owned by the firm are carried at market values for financial reporting and gains and losses are reported on a mark-to-market basis. The marketable securities had an aggregate market value of $68,761 at December 31, 2003 and a value of $54,642 at December 31, 2002. An investment in the NASDAQ Stock Market, Inc. amounting to $19,400 was classified as not marketable for the years ending December 31, 2003 and 2002.

4. REVENUE

The firm does not keep separate accounts for the classification of the commissions earned from security transactions, except for commissions earned from the sale of investment company shares. The classification used on Exhibit "B" is an approximation ascertained from an analysis made by management.

5. LEASE OBLIGATIONS

The firm leases its office space under a non-cancelable lease expiring in April 2004. As of December 31, 2003 future minimum lease payments total $10,140. The firm has an option to renew its office lease for an additional year through April 2005 at the same monthly payment of $2,535. The firm leases an electronic document filing system from Xerographic Solutions. Lease payments are $433 per month for a period of 60 months, which started April 2001.

6. DEFERRED INCOME

In 2002 Excel received $25,000 for signing with a new clearing firm. The full income from this retention agreement is contingent upon Excel retaining its association with the clearing firm for three years and the unexpired portion may have to be repaid in case of an earlier disengagement. Excel reports the income over three years. In 2003 and 2002 it reported income of $8,333 and $2,778 respectively.

7. INCOME TAXES

The firm's net deferred tax assets amounted to $6,370 at December 31, 2003. This amount resulted from unused capital loss carry-overs and tax refunds due from the State of New York.

8. SHAREHOLDER LOAN

In 2003 the firm has made various advances totaling $22,500 to its sole-shareholder. No provision for repayment of this loan was made.

9. REVENUE FROM BOND TRADING

During 2003 the firm had revenues of $2,782,210 from bond trading activities and disbursements of $2,713,585 in connection therewith. Expenses reimbursed to the firm from another office maintained for this purpose amounted to $113,301 in 2003. As of December 31, 2003 the firm owed $331,144 for unsettled trades less expense reimbursements. The amount was paid in January 2004. The firm has since discontinued its bond trading activities and does not expect any more income therefrom.

ERNST J. RIEDL CPA
331 EAST AVENUE
MACEDON NY 14502

Telephone 315-986-4555
Fax 315-986-2994

INDEPENDENT AUDITOR'S REPORT
ADDITIONAL INFORMATION

Excel Securities & Associates, Inc.
Building 4 Suite 301
2000 Winton Road South
Rochester, New York 14618

My report on the examination of the basic financial statements of Excel Securities & Associates, Inc. for the years ended December 31, 2003 and 2002 appears on page 3. These audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained in Exhibits "E" through "H" has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 11, 2004

Ernst J Riedl

EXCEL SECURITIES & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Balance, Beginning of Period	$ 0	$ 0
Increases	0	0
Decreases	0	0
Balance, End of Period	$ 0	$ 0

EXCEL SECURITIES & ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2003 AND 2002

	2003	2002
Total Ownership Equity	$ 172,571	$ 161,137
Deduct, Ownership Equity Not Allowable for Net Capital	0	0
Total Ownership Equity Qualified For Net Capital	172,571	161,137
Add, Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	0	0
Total Capital and Allowable Subordinated Liabilities	172,571	161,137
Deduct: Non-Allowable Assets (Net Book Value of Furniture and Office Equipment and Other Assets)	44,994	46,492
Securities and Investments not Readily Marketable	19,400	19,400
Total Non-Allowable Assets	64,394	65,892
Net Capital Before Haircuts on Security Positions	108,177	95,245
Haircuts on Proprietary Security Positions	13,752	10,928
Net Capital	$ 94,425	$ 84,317

EXCEL SECURITIES & ASSOCIATES, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2003 UNAUDITED FORM X-17A-5
WITH AUDITED FINANCIAL STATEMENT

	Unaudited Per Form X 17A 5	Per Audit Report	Difference	Explanation
Total Ownership Equity	$ 189,741	$ 172,571	$ (17,170)	Net Change of Capital
Deduct, Ownership Equity Not Allowable for Net Capital	0	0	0	
Total Ownership Equity Qualified for Net Capital	189,741	172,571	(17,170)	
Add, Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	0	0	0	
Total Capital and Subordinated Liabilities	189,741	172,571	(17,170)	
Deduct: Non-Allowable Assets (Net Book Value of Furniture and Office Equipment and Other Assets)	63,166	44,994	(18,172)	Change in Depreciation and Prepaid Expenses
Securities and Investments not Readily Marketable	19,400	19,400	0	
Total Non-Allowable Assets	82,566	64,394	(18,172)	
Net Capital Before Haircuts and Security Positions	107,175	108,177	1,002	
Haircuts on Proprietary Security Positions	13,752	13,752	0	
Net Capital	$ 93,423	$ 94,425	$ 1,002	

EXCEL SECURITIES & ASSOCIATES, INC.
RECONCILIATION OF UNAUDITED STATEMENT OF
FINANCIAL CONDITION AT DECEMBER 31, 2003
WITH AUDITED FINANCIAL STATEMENTS

	Per Form X 17A 5	Per Audit Report	Difference	Explanation
ASSETS				
Cash	$ 423,100	$ 423,100	$ 0	
Receivables from Brokers	1,500	1,500	0	
Other Securities	88,161	88,161	0	
Property, Furniture and Fixtures (Net)	14,135	12,044	(2,091)	Depreciation
Organization Expenses (Net)	0	0	0	
Rent Deposits	1,196	1,686	490	Increase
Prepaid Expenses	4,893	4,928	35	Increase
Shareholder Loan Receivable	22,500	22,500	0	
Deferred Tax Assets	20,442	6,370	(14,072)	Decrease
Total	$ 575,927	$ 560,289	$ (15,638)	
LIABILITIES AND OWNERSHIP EQUITY				
Accounts Payable & Accrued Expenses	$ 386,186	$ 42,685	$ (343,501)	Decrease
Amounts Due on Bond Trading Accounts	0	331,144	331,144	Increase
Deferred Income	0	13,889	13,889	Increase
Corporation Equity	189,741	172,571	(17,170)	Net Effect
Total	$ 575,927	$ 560,289	$ (15,638)	

EXHIBIT J

ERNST J. RIEDL CPA

331 EAST AVENUE
MACEDON NY 14502

Telephone 315-986-4555
Fax 315-986-2994

Excel Securities & Associates, Inc.
Building 4 Suite 301
2000 Winton Road South
Rochester, New York 14618

My examination of the financial statements of Excel Securities & Associates, Inc. for the year ended December 31, 2003 did not disclose any material inadequacies that may exist or may have existed since the date of the previous audit of Excel Securities & Associates, Inc.for the year ended December 31, 2002.

February 11, 2004

Ernst J Riedl

OATH OF AFFIRMATION

I, JOSEPH LANZISERA, swear (of affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Excel Securities & Associates, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature ____________________

Title: President

ERNST J. RIEDL CPA
331 EAST AVENUE
MACEDON NY 14502

Telephone 315-986-4555
Fax 315-986-2994

Excel Securities & Associates, Inc.
Building 4 Suite 301
2000 Winton Road South
Rochester, New York 14618

My report dated February 11, 2004 on the audited statement of financial condition of Excel Securities & Associates, Inc. as of December 31, 2003 expressed an unqualified opinion on that statement. A reconciliation of the statement with the statement of financial condition submitted by Excel Securities & Associates, Inc. in its unaudited Focus Report, Form X-17a-5, did not disclose any material differences.

Likewise, my audited statement of the net capital of Excel Securities & Associates, Inc. as of December 31, 2003, did not materially differ from the unaudited statement of net capital reported by Excel Securities & Associates, Inc. on its Focus Report, Form X-17A-5.

Ernst J Riedl

February 11, 2004